Sievent LLC

BUSINESS PLAN

EVENT SHARING MADE EASY

PREPARED AUGUST 2016

Contact Information

Michael Purnell
info@sievent.com
sievent.com

10824 Olson Drive Ste C - 197
Rancho Cordova, CALIFORNIA 95670, United States
9105834785

Table of Contents

Executive Summary

Who We Are

Sievent is the first free E2E social event sharing app for millions of local event creators, such as non-profits, businesses, government agencies, churches and civic organizations focused on improving awareness and attendance of their events. Sievent provides a default platform for millions events seekers and local residents to discover and experience social, civic, religious, and recreational events, either locally, regionally, nationally, or globally.

Sievent is recognizes that all organizations produce events from local rallies, to business sales, to non-profit fundraising events to local concerts - events which are often difficult to discover on one platform because current event platforms are not inclusive of all event creators.

Sievent offers a way for event creators to instantly and effectively share and promote their events to everyone from their phone while also changing the way attendees experience events through real time social media interactions; thus, permitting us to provide customized, personalized and memorable experiences for event attendees.

What We Sell

Sievent provides a user-friendly mobile & web experience for people and organizations to seamlessly promote their events to their target audience on a local, regional, national, and global scale. We offer a holistic and complete view of events and activities offered by local agencies, businesses, churches, universities, non-profits, civic organizations and local residents from buzzing yard sales to Home Depot woodwork workshops.

Our platform sells the ability for those under-served in the event management space the opportunity to reach a diverse audience that consumes, desires to consume, or needs to consume the offerings available in their community to stay informed, connected, or entertained. With

Who We Sell To

Sievent is the go-to platform to discover events and offerings sourced from local organizations, non-profits, government agencies, churches, civic associations, sports agencies, small and medium sized enterprises

(SMEs) and social enterprises. For our solution, the potential customers in terms of event producers can be summarized by the following:

- There are millions of local, state, and national agencies, churches, non-profits, educational institutions, foundations, civic groups, businesses that generate paid-events and free-events requiring a platform that can increase awareness of their events that today often go unnoticed because the events are buried on their website, under-promoted, or more importantly, under-valued as an event such as a big sale at Home Depot, or the Mayor's Office opening a new park.   These tools will help organizations and businesses measure productivity of their events which will permit them to deliver better value to attendees while also providing them with data points for acquiring sponsors, donors, etc.

Event seekers do not only seek recreational or social events but where to do they go to find out what's happening locally at all levels from the local cafe to the high school to local Food Bank, to Triple A team to off-Broadway theatre to Mayor's Office. Sievent is provide these customers with a holistic event discovery tool!

Financial Summary

Financial Highlights

Profitability and Revenue Generation

By establishing Sievent as the default platform for all events/happenings occurring in each community, Sievent will be a $3 million-dollar revenue generating organization within the first 24 months based on direct revenue generated from paid-events, subscriptions, premium offerings, and advertisement revenue due to volume of traffic on the platform to discover paid-events and free-events.   By Year 5, Sievent will generate 10-figure revenue generation from 500K events posted on the platform due to rapid global adoption in emerging markets where awareness of events is life altering and mobile access is the may means of connectivity to the world wide net.

Costs and Expenses

By utilzing 3rd party APIs, amazon web services, and aligning future investments from human capital to capital assets with growth of the platform, Sievent's will generate Gross Margins and Operating Margins that mimick software enterprises by managing costs and expenses to what is necesssary.

Profitability

Sievent will be net income positive within 24 months, to the amount of $1M-$2M. By Year 3, Sievent should double its Net's income to $4M based on growth and effectivement of expenses and strategic reinvestment of surplus into the business.

Financial Highlights by Year



Company

Company Overview

Sievent, a Sacramento-based E2E social event marketplace for businesses, governments, non-profits, & communities to create, plan, market, fund & execute their events to social seeking millennials, customers, and communities that want to be entertained, connected or informed. We are an established LLC in the State of California and the management team consist of Michael Purnell (Founder), Dr. Jerrid Matthews (Co-Founder), Ashley Clark (Co-Founder), Wesley Alexander (Co-Founder).

Management Team

Michael Purnell, the Founder of Sievent, has excelled in technology and engineering at Intel, Cisco, and Bayer Crop Science; has completed his Bachelors and Masters in Computer Science from North Carolina State A&T, and has led development of Sievent from idea to operations by using Lean Start Up principles, building relationships with other Founders, and leveraging the power of collaboration. Purnell is motivated to provide for his family, to advocate for strong communities, and to see people of diverse backgrounds as active participants and strong contributors in the start-up ecosystem.

Wesley Alexander (co founder/advisor) has helped launch a medical device start up called Care Innovations in Roseville CA that was funded by GE and Intel, and has assisted a number of Founders, entrepreneurs and nonprofiteurs to transition from idea to operations as the Founder of Promise and Potential, LLC. Wesley has excelled and managed over $500M working with Fortune 60 ventures such as Intel, completed a joint JD/MBA program, is barred in the State of MD.

Ashley D Clark is a UNC Chapel graduate with BA degrees in Sociology and Psychology. She graduated from The University of Oklahoma with her MA in International Relations with a focus in Economics. She has done research on organizations in society as well as human service oriented programs. In her current scope of work, Ashley's focus is to expand the number of services available to members of the community by organizing and collaborating various companies and their partners.

Dr. Jerrid Matthews (teammate/Engineer), the recipient of many prestigious awards such as the NSF ICORPS Research grant as a Ph.D., has co-founded Vesta Mobile Solutions and AlureMe - a personal beautification platform for women to discover beauty tips and for make-up artist, cosmetologist or esthetician, to show off their brands beauty shots.

Products and Services

Products and Services

Sievent is premised on becoming the default app for communities, churches, civic groups, local gov agencies, sports agencies, and small and medium sized enterprises (SMEs) to promote their events to local constituents who want to be entertained, connected or informed of local happenings.

Sievent will offer services that will allow users to create, share, manage their events and receive payment on a mobile and web platform. User will be able to create their events publicly to facilitate discovery to the greater public and their followers , or privately to select users.

A value-add feature is the Social Stream feature which provides businesses, organizations and other event creators an immediate ability to interact with attendees as well as measure impact of their events without requiring the use of another app or platform. Coupled with our analytic report offerings, Sievent is a practical tool for all organizations.

Competitors

Our competition in the event market is substantial. This is due to the fact that every social network available can potentially be a platform for users to promote their events. In general, Competitors' platforms such as eventbrite and meetup.com - platforms we actively use to discover start-up/business opportunities - have been successful; however, we recognize

1. that most people are not familiar with these platforms,

2. that the industry lacks a universal benchmark leader, the likes of amazon.com or e-bay in the e-commerce space, that is recognizable to the average person, entrepreneur, non-profit Executive Director, church pastor, or Director of Events at a school.

More importantly, we understand that all organizations produce events that need visibility, whether to internal stakeholders or to external stakeholders, especially considering our personal and professional experiences with Fortune 60 ventures, non-profits, small businesses, churches and government sponsored activities .

Eventbrite is an online ticketing service that allows event organizers to plan, set up ticket sales and promote events (event management) and publish them across Facebook, Twitter and other social-networking tools directly from the site's interface.[1] It also enables attendees to find and purchase tickets to these events. Founded in 2006, Eventbrite is headquartered in San Francisco, CA.[2] The company generates revenue by charging organizers a fee of 2.5% of the ticket price plus $0.99 cents per ticket sold, but does not charge any fee for free events. Eventbrite has 1.7million events on its platform.

Meetup is an online social networking portal that facilitates offline group meetings in various localities around the world. Meetup allows members to find and join groups unified by a common interest, such as politics, books, games, movies, health, pets, careers or hobbies. Users enter their postal code or their city and the topic they want to meet about, and the website helps them arrange a place and time to meet. Topic listings are also available for users who only enter a location. Meetup receives revenue by charging Organizer Dues to administrators of groups, currently at $12 to $19 per month depending on the payment plan.

Gravy shows you what's going on based on your mood. Discover all of the good stuff going on around you now. We've gathered tons (seriously, millions) of things going on everyday (even those from your favorite sources) – so you only have to go to one place to see what's going on. Gravy is venture backed, with a world class management team, and working with large brands and local enterprises to bring consumers, businesses and brands together in new and unique ways.

DoubleDutch is an award-winning provider of mobile event applications, with a unique focus on capturing and surfacing data from live events. The first to bring a data-driven technology approach to the event industry, DoubleDutch excels at processing vast amounts of mobile app engagement data into unique, actionable insights to better serve customers, partners, and other event stakeholders.

Cvent is a leading cloud-based enterprise event management platform. Cvent offers software solutions to event planners for online event registration, venue selection, event management, mobile apps for events, e-mail marketing and web surveys; and to hotels for targeted advertising to event planners looking for suitable venues thus serving the entire event management value chain and enabling our clients around the world to manage hundreds of thousands of events and meetings.

Note, new competitors emerge frequently but they continually ignore and miss a huge opportunity to establish themselves with institutions, businesses, and enterprises that regularly produce events that service local community needs but generally are not visible.

Target Market

Market Overview

The Worldwide ticketing industry is a big cash cow, over $4 billion worth of tickets sold; however, every year 40% of event based tickets go unsold and an estimate of 60% of event seekers would attend more events if they knew about it.

Additionally, we live at a time where communities and people are more disconnected from people and services needed to ensure strong vibrant communities which is why Sievent aims to include yet extend the concept of events beyond recreational activities in the mobile app space; instead, we want civic organizations, schools, universities, local agencies, small and medium-sized enterprises (SMEs), and churches to use our tool as the default medium for promoting their events locally and globally - events that many times can change peoples lives from Home Depot workshops, to seminars on paying for college, to marriage counseling workshops, to new farmer's market in places where groceries stores are non-existent.

Market Needs

While the current market is huge, the industry has not provided a medium for event creators to execute seamless events management on a mobile platform. When the industry is analyzed from the vantage point that the events produced by local government agencies, non-profits, associations, civic-groups, churches, local businesses, and much more are not currently captured consistently on a dominant platform or on any platform from rural to urban communities, the missed opportunity to showcase events exceeds 1,000,000 events here in the US alone.   Considering the Smart Phone generation is over 70% worldwide, there is a missed opportunity for the event creators to directly engage with their target audience in a manner that increases attendance and enhances the attendee experience via their smart phone.

Currently, civic organizations, businesses, churches, local, county and state agencies use a a variety of platforms to meet their event needs. Unfortunately, these entities and organizations that generate millions of events have no default platform that champions and understands the value of the events they create or the variety of customers they touch and support. Now, these generators of diverse and life-changing events have a one-stop solution for all their events needs where their customer base can discover their events as well as a host of other events that cater to their social, recreational, civic needs.

What Sievent offers is the first full event management mobile app that offers features from event creation, free ticking, promotion, payouts, and social engagement geared toward meeting local civic and recreational needs. With our premier social platform, we offer a unique & real-time interactions with attendees that provide the event creator to personalize engaging experiences before, during and after their events.

Eventbrite and meet-up.com do not offer these capabilities. Sievent is the event app for the people and for the people who are serving the people.

Strategy and Implementation

Marketing Plan

Overview

We have established a clear and actionable plan for success by focusing our go-to-market activities on serving the event and promotion needs of Sacramento's growing business community, including the region's hundreds of Churches, non-profits, associations and governmental agencies like Rancho Cordova's Recreations Department - institutions that consistently generate annual, quarterly, monthly, and seasonal events for public consumption to millions of stakeholders who live, visit or pass through the Greater Sacramento region.

Positioning

Help communities stay entertained, connected, informed

Pricing

The use of the app will be free; however, Sievent will charge a nominal fee for each ticket purchased. Additionally, we charge a price-competitive fee for event promotions. We will offer subscriptions, with different tiers, to meet the needs of our frequent event creators.

Promotion

We promote the app through:

1. PR releases to local radio, tv, paper media

2. Exclusive Agreements

3. Promotion by local enterprises to their end-users that frequent their facilities and websites.

4. Customer Active Referral Program

5. Social Media targeted adds

6. Word of mouth,Landing page curation

Distribution

The customers will download our app through the app store for free or Google Play for the android app. If the user wishes to use our event promotion they will need to contact us directly through the app. Additionally, users will be able to use the web-platform to manage and discover events.

Milestones

Milestone	Due Date
Launch iOS app.	August 31, 2016
Engagement with 30 Local Enterprise	September 30, 2016
Launch Website	October 31, 2016
5 Sacramento Churches Agree to Use Platform	December 01, 2016
5 Sacramento Gov Agencies Agree to Use Platform	January 01, 2017
100 Local Enterprise Agreement	January 31, 2017
Launch Android app	March 01, 2017
5000 Users	March 01, 2017

Financial Plan

Revenue Forecast

Revenue Forecast

	FY2017	FY2018	FY2019
Revenue			
Promotional Events	$740,000	$3,000,000	$6,000,000
Memberships	$3,685	$23,026	$28,009
Total Revenue	**$743,685**	**$3,023,026**	**$6,028,009**
Direct Cost			
Partnership Activity contra Revenue	$58,331	$100,000	$100,000
Direct Labor	$381,600	$482,400	$583,200
Total Direct Cost	**$439,931**	**$582,400**	**$683,200**
Gross Margin	$303,754	$2,440,626	$5,344,809
Gross Margin %	**41%**	**81%**	**89%**

Revenue by Month



About the Revenue Forecast

> Adoption of the platform will happen slowly but will ramp up quickly as more local enterprises adopt this tool as their event management solution; thus contributing to our mission to establish Sievent as the default platform "for communities to stay entertained, connected and informed."

Revenue will generate from ticketing fees (50%), promoted events (%25), subscriptions (15%), and advertisement (10%).

Personnel Plan

Personnel Table

	FY2017	FY2018	FY2019
Customer Engagement (2)	$150,000	$150,000	$150,000
Engineering (3)	$168,000	$252,000	$336,000
Executives (2)	$160,000	$163,200	$166,464
Total	**$478,000**	**$565,200**	**$652,464**

About the Personnel Plan

The personnel forecast reflects modest raises for all staff each year. The CEO, CTO, Lead iOS developer and Lead Android developer will be on a salary.

Budget

Budget Table

	FY2017	FY2018	FY2019
Operating Expenses			
Salary	$160,000	$163,200	$166,464
Employee Related Expenses	$32,000	$32,640	$33,293
Marketing & Promotions	$50,000	$50,000	$50,000
Rent	$14,400	$14,400	$14,400
Insurance	$8,400	$8,400	$8,400
Miscellaneous	$9,600	$9,600	$9,600
Legal	$10,000	$25,000	$50,000
Audit		$10,000	$10,000
Travel and Entertainment	$9,750	$12,000	$25,000
Total Operating Expenses	**$294,150**	**$325,240**	**$367,157**

Expenses by Month



About the Budget

Marketing expenses will be higher in the first year to announce the opening of the firm and will drop afterwards. Most expenses will show small to medium increases each year as the business will move to a primary location within a year.

Startup Costs

Sievent's start-up costs are associated with the related legal services to structure the operating agreement with each stakeholder, the final software development costs, the sales and marketing expenses, and the licensing cost.

Profit and Loss Statement

Profit and Loss Statement

	FY2017	FY2018	FY2019
Revenue	**$743,685**	**$3,023,026**	**$6,028,009**
Direct Costs	**$439,931**	**$582,400**	**$683,200**
Gross Margin	$303,754	$2,440,626	$5,344,809
Gross Margin %	**41%**	**81%**	**89%**
Operating Expenses			
Salary	$160,000	$163,200	$166,464
Employee Related Expenses	$32,000	$32,640	$33,293
Marketing & Promotions	$50,000	$50,000	$50,000
Rent	$14,400	$14,400	$14,400
Insurance	$8,400	$8,400	$8,400
Miscellaneous	$9,600	$9,600	$9,600
Legal	$10,000	$25,000	$50,000
Audit		$10,000	$10,000
Travel and Entertainment	$9,750	$12,000	$25,000
Total Operating Expenses	**$294,150**	**$325,240**	**$367,157**
Operating Income	**$9,604**	**$2,115,386**	**$4,977,652**
Interest Incurred			
Depreciation and Amortization			
Income Taxes	$1,921	$423,077	$995,530
Total Expenses	**$736,002**	**$1,330,717**	**$2,045,887**
Net Profit	**$7,683**	**$1,692,309**	**$3,982,122**
Net Profit / Sales	**1%**	**56%**	**66%**

Gross Margin by Year



Net Profit (or Loss) by Year



About the Profit and Loss Statement

Profit will rise sharply over the first three years as sales are spread over these relatively stable expenses.

Appendix

Revenue Forecast

Revenue Forecast Table (With Monthly Detail)

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Revenue												
Promotional Events	$5,000	$10,000	$12,500	$20,000	$50,000	$55,000	$62,500	$62,500	$87,500	$100,000	$125,000	$150,000
Memberships						$50	$95	$135	$372	$584	$1,026	$1,423
Total Revenue	**$5,000**	**$10,000**	**$12,500**	**$20,000**	**$50,000**	**$55,050**	**$62,595**	**$62,635**	**$87,872**	**$100,584**	**$126,026**	**$151,423**
Direct Cost												
Partnership Activity contra Revenue						$8,333	$8,333	$8,333	$8,333	$8,333	$8,333	$8,333
Direct Labor	$31,800	$31,800	$31,800	$31,800	$31,800	$31,800	$31,800	$31,800	$31,800	$31,800	$31,800	$31,800
Total Direct Cost	**$31,800**	**$31,800**	**$31,800**	**$31,800**	**$31,800**	**$40,133**	**$40,133**	**$40,133**	**$40,133**	**$40,133**	**$40,133**	**$40,133**
Gross Margin	($26,800)	($21,800)	($19,300)	($11,800)	$18,200	$14,917	$22,462	$22,502	$47,739	$60,451	$85,893	$111,290
Gross Margin %	**(536%)**	**(218%)**	**(154%)**	**(59%)**	**36%**	**27%**	**36%**	**36%**	**54%**	**60%**	**68%**	**73%**

	FY2017	FY2018	FY2019
Revenue			
Promotional Events	$740,000	$3,000,000	$6,000,000
Memberships	$3,685	$23,026	$28,009
Total Revenue	**$743,685**	**$3,023,026**	**$6,028,009**
Direct Cost			
Partnership Activity contra Revenue	$58,331	$100,000	$100,000
Direct Labor	$381,600	$482,400	$583,200
Total Direct Cost	**$439,931**	**$582,400**	**$683,200**
Gross Margin	$303,754	$2,440,626	$5,344,809
Gross Margin %	**41%**	**81%**	**89%**

Personnel Plan

Personnel Table (With Monthly Detail)

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Customer Engagement (2)	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500
Engineering (3)	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000
Executives (2)	$13,332	$13,332	$13,332	$13,332	$13,334	$13,334	$13,334	$13,334	$13,334	$13,334	$13,334	$13,334
Total	**$39,832**	**$39,832**	**$39,832**	**$39,832**	**$39,834**	**$39,834**	**$39,834**	**$39,834**	**$39,834**	**$39,834**	**$39,834**	**$39,834**

	FY2017	FY2018	FY2019
Customer Engagement (2)	$150,000	$150,000	$150,000
Engineering (3)	$168,000	$252,000	$336,000
Executives (2)	$160,000	$163,200	$166,464
Total	**$478,000**	**$565,200**	**$652,464**

Budget

Budget Table (With Monthly Detail)

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Operating Expenses												
Salary	$13,332	$13,332	$13,332	$13,332	$13,334	$13,334	$13,334	$13,334	$13,334	$13,334	$13,334	$13,334
Employee Related Expenses	$2,666	$2,666	$2,666	$2,666	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667
Marketing & Promotions	$4,166	$4,166	$4,166	$4,166	$4,167	$4,167	$4,167	$4,167	$4,167	$4,167	$4,167	$4,167
Rent	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Insurance	$700	$700	$700	$700	$700	$700	$700	$700	$700	$700	$700	$700
Miscellaneous	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800
Legal	$5,000				$5,000							
Audit												
Travel and Entertainment	$500	$500	$750	$750	$250	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Total Operating Expenses	**$28,364**	**$23,364**	**$23,614**	**$23,614**	**$28,118**	**$23,868**	**$23,868**	**$23,868**	**$23,868**	**$23,868**	**$23,868**	**$23,868**

	FY2017	FY2018	FY2019
Operating Expenses			
Salary	$160,000	$163,200	$166,464
Employee Related Expenses	$32,000	$32,640	$33,293
Marketing & Promotions	$50,000	$50,000	$50,000
Rent	$14,400	$14,400	$14,400
Insurance	$8,400	$8,400	$8,400
Miscellaneous	$9,600	$9,600	$9,600
Legal	$10,000	$25,000	$50,000
Audit		$10,000	$10,000
Travel and Entertainment	$9,750	$12,000	$25,000
Total Operating Expenses	**$294,150**	**$325,240**	**$367,157**

Profit and Loss Statement

Profit and Loss Statement (With Monthly Detail)

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Revenue	$5,000	$10,000	$12,500	$20,000	$50,000	$55,050	$62,595	$62,635	$87,872	$100,584	$126,026	$151,423
Direct Costs	$31,800	$31,800	$31,800	$31,800	$31,800	$40,133	$40,133	$40,133	$40,133	$40,133	$40,133	$40,133
Gross Margin	($26,800)	($21,800)	($19,300)	($11,800)	$18,200	$14,917	$22,462	$22,502	$47,739	$60,451	$85,893	$111,290
Gross Margin %	(536%)	(218%)	(154%)	(59%)	36%	27%	36%	36%	54%	60%	68%	73%
Operating Expenses												
Salary	$13,332	$13,332	$13,332	$13,332	$13,334	$13,334	$13,334	$13,334	$13,334	$13,334	$13,334	$13,334
Employee Related Expenses	$2,666	$2,666	$2,666	$2,666	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667	$2,667
Marketing & Promotions	$4,166	$4,166	$4,166	$4,166	$4,167	$4,167	$4,167	$4,167	$4,167	$4,167	$4,167	$4,167
Rent	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Insurance	$700	$700	$700	$700	$700	$700	$700	$700	$700	$700	$700	$700
Miscellaneous	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800
Legal	$5,000				$5,000							
Audit												
Travel and Entertainment	$500	$500	$750	$750	$250	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Total Operating Expenses	$28,364	$23,364	$23,614	$23,614	$28,118	$23,868	$23,868	$23,868	$23,868	$23,868	$23,868	$23,868
Operating Income	($55,164)	($45,164)	($42,914)	($35,414)	($9,918)	($8,951)	($1,406)	($1,366)	$23,871	$36,583	$62,025	$87,422

Interest Incurred												
Depreciation and Amortization												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,921
Total Expenses	**$60,164**	**$55,164**	**$55,414**	**$55,414**	**$59,918**	**$64,001**	**$64,001**	**$64,001**	**$64,001**	**$64,001**	**$64,001**	**$65,922**
Net Profit	**($55,164)**	**($45,164)**	**($42,914)**	**($35,414)**	**($9,918)**	**($8,951)**	**($1,406)**	**($1,366)**	**$23,871**	**$36,583**	**$62,025**	**$85,501**
Net Profit / Sales	**(1,103%)**	**(452%)**	**(343%)**	**(177%)**	**(20%)**	**(16%)**	**(2%)**	**(2%)**	**27%**	**36%**	**49%**	**56%**

	FY2017	FY2018	FY2019
Revenue	**$743,685**	**$3,023,026**	**$6,028,009**
Direct Costs	**$439,931**	**$582,400**	**$683,200**
Gross Margin	$303,754	$2,440,626	$5,344,809
Gross Margin %	**41%**	**81%**	**89%**
Operating Expenses			
Salary	$160,000	$163,200	$166,464
Employee Related Expenses	$32,000	$32,640	$33,293
Marketing & Promotions	$50,000	$50,000	$50,000
Rent	$14,400	$14,400	$14,400
Insurance	$8,400	$8,400	$8,400
Miscellaneous	$9,600	$9,600	$9,600
Legal	$10,000	$25,000	$50,000
Audit		$10,000	$10,000
Travel and Entertainment	$9,750	$12,000	$25,000
Total Operating Expenses	**$294,150**	**$325,240**	**$367,157**
Operating Income	**$9,604**	**$2,115,386**	**$4,977,652**
Interest Incurred			
Depreciation and Amortization			
Income Taxes	$1,921	$423,077	$995,530
Total Expenses	**$736,002**	**$1,330,717**	**$2,045,887**
Net Profit	**$7,683**	**$1,692,309**	**$3,982,122**
Net Profit / Sales	**1%**	**56%**	**66%**